Snell & Wilmer LLP

600 Anton Boulevard
Suite 1400
Costa Mesa, California 92626-7689

TELEPHONE: (714) 427-7000

FACSIMILE: (714) 427-7799

Mark R. Ziebell
714.427.7402
mziebell@swlaw.com	March 3, 2006

Via Federal Express

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 3651

Attn.:  Linda Cvrkel, Branch Chief

RE:         Exam USA, Inc. (the “Company”)

Form 10-KSB for the Fiscal Year Ended May 31, 2005

File No. 000-26442

Dear Ms. Cvrkel:

Enclosed please find three (3) copies of the Amendment No. 1 (the “Amendment”) to the Company’s Form 10-KSB for the Fiscal Year Ended May 31, 2005 (the “Form 10-KSB”). We are in receipt of the Securities and Exchange Commission’s (the “Commission”) letter dated February 2, 2006 (the “Letter”). The following responses are keyed to correspond to the comments in the Commission’s Letter:

Form 10-KSB for the Fiscal Year Ended May 31, 2005

Item 8A. Controls and Procedures, page 17

1.                                      We note from your disclosure that you and your auditors have identified several significant internal control deficiencies, which in the aggregate is considered a material weakness. In this regard, please revise your future filings to discuss the actions and developed controls that management has or will implement, with the respective timing for implementation, in order to correct this material weakness in internal control over financial reporting and explain why management believes these actions will be effective in remedying the weaknesses identified.

The Company notes the Commission’s comment and advises that in connection with internal control deficiencies identified internally and by its external auditors, the Company will disclose each material weakness, the related remediation plans and the implementation timing, and why its plans will be effective in future filings with the SEC.

Consolidated Statements of Operations and Comprehensive loss, page F-4

2.                                      We note from your disclosure on page F-8 under the heading “Consolidation of Variable-Interest Entity” that you have a controlling financial interest in Daichi, Co., Ltd. and have consolidated this entity for reporting purposes. In this regard, please revise your statement of operations in future filings to separately reflect the minority interest associated with Daichi, Co, Ltd’s remaining 50% ownership or explain why you do not believe this is required.

The Company notes the Commission’s comment and will, in future filings, revise its statement of operations to separately reflect the minority interest associated with Daichi, Co., Ltd.’s remaining 50% ownership.

Consolidated Balance Sheet, page F-3

Consolidated Statements of Shareholders’ Equity, page F-5

3.                                      Please revise your consolidated balance sheet and statement of shareholders’ equity at December 31, 2004 to reflect your 20,000,148 outstanding common shares at this date at their stated par value of $.01 per share or $200,001 versus the $31,801 currently presented.

The Company notes the Commissions comment and has revised its consolidated balance sheet and statement of shareholders’ equity at May 31, 2005 accordingly. Please refer to pages F-3 and F-5 in the accompanying Form 10-KSB/A.

4.                                      We note from your consolidated statement of operations that you have recognized a merger fee of $360,000. We also note from your statement of equity that the offset of the $360,000 merger fee was recorded as additional paid – in capital. If this merger fee was paid with the issuance of stock, as implied in Note 9, please revise your statement of shareholders equity to reflect the number shares issued and the par value associated with this issuance. If this is not the case, please explain your rational for recording this amount in additional paid – in capital and revise note 9 accordingly. We may have further comment upon receipt of your response.

The Company notes the Commissions comment and has revised its statement of shareholders’ equity to reflect the number of shares issued and the par value associated with the issuance. Please refer to page F-5 in the accompanying Form 10-KSB/A.

Consolidated Statements of Cash Flows, page F-6

5.                                      We note from your statement of cash flow that you received proceeds from the sale of property and equipment. In this regard, please revise future filings to include the disclosures required by paragraph 47 of SFAS No. 144.

The Company notes the Commission’s comment and will include in future filings the disclosures required by paragraph 47 of SFAS No. 144.

Note 4. Marketable Securities, page F-13

6.                                      In future filings, please disclose in your statement of equity or your notes to the financial statements the amount of net unrealized holding gain or loss on available-for-sale securities, which has been reclassified out of accumulated other comprehensive income into earnings due to the sale of available-for-sale securities for the periods presented. Refer to the requirements of paragraph 21(d) of SFAS No. 115.

The Company notes the Commission’s comment and will included the requested disclosure in future filings.

The Company hereby acknowledges to the Commission the follow:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (714) 427-7402.

Very truly yours,

Snell & Wilmer

/s/ Mark R. Ziebell
Mark R. Ziebell

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